Exhibit 99.1

WiMi Announces Its Subsidiary MicroAlgo (MLGO.US) To Be Listed On NASDAQ Valued At $400 Million

Beijing, December 13, 2022 /PRNewswire/ –– WiMi Hologram Cloud Inc. (NASDAQ: WIMI) (“WiMi” or the “Company”), a leading global hologram augmented reality (“AR”) technology provider, today announced that VIYI Algorithm Inc., (“VIYI”), a company controlled by WiMi, has completed a merger with Venus Acquisition Corporation, a special purpose acquisition company (“Venus” or “SPAC”), through a transaction valued at $400 million.

VIYI is valued at $400 million and WiMi is the legal beneficial owner of 73% of the issued and outstanding voting securities of VIYI. After VIYI listing on NASDAQ, WiMi’s intrinsic value will be highlighted. The surviving entity will be renamed as MicroAlgo Inc. and will trade under the NASDAQ symbol “MLGO” on December 13, 2022. After listing, as the majority shareholder, WiMi, will effectively control MicroAlgo Inc. by holding 63.32% of the voting power of the issued and outstanding ordinary shares, which has a positive and favorable enhancement effect on the intrinsic value of WiMi.

VIYI is dedicated to the development and application of customized central processing algorithms. Central processing algorithms refer to a range of computing algorithms, including analytical algorithms, recommendation algorithms, and acceleration algorithms. VIYI provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of VIYI’s services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. VIYI’s ability to efficiently deliver software and hardware optimization to customers through customized central processing algorithms serves as a driving force for VIYI’s long-term development.

Shuo Shi, the Founder and Chief Executive Officer of WiMi, said, “WiMi owns 73% in VIYI’s $400 million valuation. As a leading provider of central processing algorithm services, VIYI is in an ideal position for rapid revenue growth. WiMi’s investment in VIYI to trade on The Nasdaq Capital Market is conducive to maintaining the Company’s leading competitive advantage in the metaverse and holographic AR industry. Both parties will support each other in technology, product, and market, which will help us seize the market opportunity in the field of central processing algorithm services, thus forming a unique market competitiveness. Looking ahead, we will continue to seize market opportunities, and strengthen the Company’s strength of artificial intelligence algorithms and cloud computing services to create more long-term value for our shareholders.”

About WiMi Hologram Cloud

WiMi Hologram Cloud, Inc. (NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation, metaverse holographic AR/VR equipment, metaverse holographic cloud software, and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication, metaverse holographic AR technology, metaverse virtual cloud service and other holographic AR technologies.

Safe Harbor Statements

This press release contains “forward-looking statements” within the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release and the Company’s strategic and operational plans contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the US Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Several factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition, and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and the current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

TEL: 010-53384913

ICR, LLC

Robin Yang

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com